

November 26, 2014

<u>Via E-Mail</u>
Steve Ferrer, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018-1405

> **Re:** **Cadista Holdings Inc.**
> **Schedule 14D-9 filed on November 13, 2014**
> **File No. 005-86651**
>
> **Schedule 13E-3 filed on November 17, 2014**
> **Filed by Cadista Holdings Inc.**
> **File No. 005-86651**

Dear Mr. Ferrer:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 14D-9.

Schedule 13E-3

1. We note that the filing persons listed on the Schedule 13E-3 have incorporated by reference disclosure in the Schedule 14D-9 and the Offer to Purchase in response to Item 8 of Schedule 13E-3. Disclosure on page 35 of the Offer to Purchase indicates that the Board determined that the terms of the Transaction are fair to and in the best interests of the "Unaffiliated Stockholders" of Cadista, defined to mean those stockholders of Cadista other than the members of the Purchaser Group and their affiliates. Please note the staff considers officers and directors of Cadista to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer

to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of Cadista or its affiliates who are not necessarily members of the Purchaser Group or their affiliates. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a). Alternatively, the Company may incorporate such additional disclosure by reference to an amended Schedule 14D-9, or to the Offer to Purchase, to the extent the Purchaser Group revises the Offer to Purchase to provide such additional information.

2. Refer to the disclosure in Item 4(b) of Schedule 14D-9 regarding meetings held on September 2, September 11 and October 17, 2014 with CS. Each presentation, discussion, or report held with or presented by an outside party, such as CS, that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by CS during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 that have not already been filed as exhibits. Refer to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

3. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the Company's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Neither the disclosure in the Schedule 14D-9 nor the disclosure in the Offer to Purchase which has been incorporated by reference into the Schedule 13E-3 in response to Item 8 appears to address any of the factors described in Instruction 2 to Item 1014 or Item 1014 (c), (d) and (e). If the Company did not consider one or more of these factors in reaching its fairness determination, state that and explain in detail why the factor(s) were not deemed material or relevant.

4. Please note that if the Company based its fairness determination on the analysis and discussion of these factors undertaken by others, such as the Purchaser Group and Jubilant Life Sciences, Willamette Management Associates or Cassel & Salpeter, then the Company must expressly adopt such analysis and discussion as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the Company expressly adopted the analysis and discussion of Purchaser Group and Jubilant Life Sciences, or other applicable party, and identify which factors described in Instruction 2 to Item 1014 and Item 1014(c), (d) and (e) were included in such analysis and discussion. To the extent that the Company did not adopt another party's analysis and discussion or such party's analysis and discussion do not address each of the factors described in Instruction 2 to Item 1014 and Item 1014(c), (d) and (e), please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

5.   Refer to Item 9 of the Schedule 13E-3 containing information required by Item 1015 of Regulation M-A. We note that CS performed a Selected Companies Analysis and Selected Proposed Transactions Analysis. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

6.   Refer to Item 15(b) of the Schedule 13E-3. Please reconcile Item 15(b) with disclosure in Cadista's Form 8-K filed on August 12, 2014 regarding Mr. Delaney's Amended and Restated Employment Agreement. We note that sections 1(d)(i)(F) and 1(d)(ii) of the employment agreement appears to provide that Mr. Delaney is entitled to severance in several circumstances, including following termination upon change of control. Please revise to provide the disclosure required by Item 15 of Schedule 13E-3 and Item 1011(b) of Regulation M-A with respect to Mr. Delaney and any other named executive officer of Cadista. Alternatively, please advise us why such disclosure is not required.

Schedule 14D-9

Forward-Looking Financial Information and Financial Projections, page 24

7.   Disclosure on page 24 indicates that the Company has included a summary of the October Projections. Please tell us in your response letter what information was excluded from the disclosed projections. Please also confirm that all material information with respect to the projections has been disclosed.

                                        *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosure it has made.

        In connection with responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions